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Exhibit (a)(5)(B)

HELEN OF TROY ANNOUNCES COMMENCEMENT
OF TENDER OFFER TO REPURCHASE
UP TO $300 MILLION OF ITS COMMON SHARES

        EL PASO, TX (February 10, 2014)—Helen of Troy Limited (NASDAQ: HELE) ("Helen of Troy" or the "Company") announced today that it has commenced a modified "Dutch auction" tender offer to repurchase up to $300 million of its common shares ("Common Stock" or "shares") at a price not greater than $66.50 per share nor less than $57.75 per share (the "Offer"). If the Offer is fully subscribed, the number of shares to be purchased in the Offer represents approximately 14.06% to 16.19% of Helen of Troy's currently issued and outstanding shares depending on the purchase price payable for those shares pursuant to the Offer. The NASDAQ closing price of Helen of Troy common shares on February 7, 2014, the last full trading day before today's announcement and commencement of this tender offer, was $59.35 per share.

        The Offer will expire at 12:00 midnight, New York City time, on Monday, March 10, 2014, unless extended or earlier terminated by the Company. Tenders of shares of Common Stock must be made prior to the expiration of the Offer and may be withdrawn at any time prior to the expiration of the Offer. The Offer will not be conditioned upon any minimum number of shares being tendered or the obtaining of financing, but the Offer is subject to a number of customary conditions described in the Offer to Purchase that is being distributed to shareholders.

        Tendering shareholders may specify a price not greater than $66.50 per share nor less than $57.75 per share (in specified increments of $0.25) at which they are willing to sell their shares of Common Stock pursuant to the Offer. Alternatively, tendering shareholders may tender their shares at the price determined under the Offer. On the terms and subject to the conditions of the Offer, the Company will designate a single per share price that the Company will pay for shares properly tendered and not properly withdrawn from the Offer, taking into account the total number of shares of Common Stock tendered and the prices specified by tendering shareholders. The Company will select the lowest purchase price, not greater than $66.50 per share nor less than $57.75 per share, that will allow it to purchase shares having an aggregate purchase price of $300 million, or a lower amount depending on the number of shares properly tendered and not properly withdrawn (such purchase price, the "Final Purchase Price"). Only shares of Common Stock validly tendered at prices at or below the Final Purchase Price, and not properly withdrawn, will be eligible for purchase in the Offer. All shares of Common Stock acquired in the Offer will be acquired at the Final Purchase Price, including those shares of Common Stock tendered at a price lower than the Final Purchase Price. However, due to the "odd lot" priority, proration and conditional tender offer provisions described in the Offer to Purchase, all of the shares of Common Stock tendered may not be purchased if the number of shares properly tendered at or below the Final Purchase Price and not properly withdrawn have an aggregate value in excess of $300 million (based on the Final Purchase Price).

        The Company will purchase only those shares of Common Stock properly tendered and not properly withdrawn upon the terms and conditions of the Offer. All shares accepted for payment will be paid promptly after the expiration of the tender offer period, net in cash, less any applicable withholding taxes and without interest. At the maximum Final Purchase Price of $66.50 per share, the Company would purchase 4,511,278 shares if the Offer is fully subscribed, which would represent approximately 14.06% of the issued and outstanding shares as of February 5, 2014. At the minimum Final Purchase Price of $57.75 per share, the Company would purchase 5,194,805 shares if the Offer is fully subscribed, which would represent approximately 16.19% of the issued and outstanding shares as of February 5, 2014.

        Shares not purchased in the Offer will be returned at the Company's expense promptly following the expiration of the Offer. The Company reserves the right, in its sole discretion, to change the shareholders' per share purchase price options and to increase or decrease the aggregate value of shares sought in the Offer, subject to applicable law.

        Helen of Troy intends to use a combination of cash on hand and borrowings under our existing revolving credit facility to pay for all Common Stock that we purchase in the Offer and all fees and expenses applicable to the Offer.

        The Dealer Manager for the tender offer is J.P. Morgan Securities LLC, and the Information Agent is Georgeson, Inc. The Depositary is Computershare Trust Company, N.A. The Offer to Purchase, Letter of Transmittal and related documents are being mailed to shareholders of record and also will be made available for distribution to beneficial owners of Helen of Troy shares. For questions and information, please call the Dealer Manager or the Information Agent toll free at 1-877-371-5947 or 1-800-676-0281, respectively.

        Helen of Troy's Board of Directors has approved the Offer. However, none of the Company, its Board of Directors, the Dealer Manager, the Depositary, or the Information Agent makes any recommendation to any holder of Common Stock as to whether to participate in the Offer or, if a person wishes to participate, at what price or prices to tender shares in the Offer. Before making a decision, shareholders should read and evaluate carefully the information contained in the Offer to Purchase, including the documents incorporated therein by reference, and the Letter of Transmittal, in their entirety. The Company also urges shareholders to consult their financial and tax advisors in making their own decisions on what action, if any, to take in light of their own particular circumstances.

        THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL SHARES OF HELEN OF TROY LIMITED. THE TENDER OFFER IS BEING MADE ONLY PURSUANT TO THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS THAT HELEN OF TROY WILL SHORTLY BE DISTRIBUTING TO ITS SHAREHOLDERS AND FILING WITH THE SECURITIES AND EXCHANGE COMMISSION. SHAREHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS AND CONDITIONS OF THE TENDER OFFER. SHAREHOLDERS AND INVESTORS MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT ON SCHEDULE TO, THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER DOCUMENTS THAT HELEN OF TROY WILL SHORTLY BE FILING WITH THE SECURITIES AND EXCHANGE COMMISSION AT THE COMMISSION'S WEBSITE AT WWW.SEC.GOV OR BY CALLING GEORGESON INC., THE INFORMATION AGENT FOR THE TENDER OFFER, TOLL-FREE AT 1-800-676-0281. SHAREHOLDERS ARE URGED TO CAREFULLY READ THESE MATERIALS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER.

About Helen of Troy Limited

        Helen of Troy Limited is a leading global consumer products company offering creative solutions for its customers through a strong portfolio of well-recognized and widely-trusted brands, including: Housewares: OXO®, Good Grips®, Soft Works®, OXO tot® and OXO Steel®; Healthcare/Home Environment: Vicks®, Braun®, Honeywell®, PUR®, Febreze®, Stinger®, Duracraft® and SoftHeat®; and Personal Care: Revlon®, Vidal Sassoon®, Dr. Scholl's®, Pro Beauty Tools®, Sure®, Pert®, Infusium23®, Brut®, Ammens®, Hot Tools®, Bed Head®, Karina®, Ogilvie® and Gold 'N Hot®. The Honeywell® trademark is used under license from Honeywell International Inc. The Vicks®, Braun®, Febreze® and Vidal Sassoon® trademarks are used under license from The Procter & Gamble Company. The Revlon® trademark is used under license from Revlon Consumer Products Corporation. The Bed Head® trademark is used under license from Unilever PLC. The Dr. Scholl's® trademark is used under license from MSD Consumer Care, Inc.

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FORWARD LOOKING STATEMENTS

        This press release may contain forward looking statements, which are subject to change. Any or all of the forward looking statements may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Many of these factors will be important in determining the Company's actual future results. Consequently, no forward looking statement can be guaranteed. Actual future results may vary materially from those expressed or implied in any forward looking statements. The forward looking statements are qualified in their entirety by a number of risks that could cause actual results to differ materially from historical or anticipated results. Generally, the words "anticipates", "estimates", "believes", "expects", "plans", "may", "will", "should", "seeks", "project", "predict", "potential", "continue", "intends", and other similar language identify forward looking statements. The Company cautions readers not to place undue reliance on forward looking statements. The Company intends its forward looking statements to speak only as of the time of such statements, and does not undertake to update or revise any forward looking statement, whether as a result of new information, additional or subsequent developments or otherwise. The forward looking statements contained in this press release should be read in conjunction with, and are subject to and qualified by, the risks described in the Company's Form 10-K for the year ended February 28, 2013 and in our other filings with the SEC. Investors are urged to refer to such risk factors referred to above for a description of these risks. Such risks include, among others, the departure and recruitment of key personnel, the Company's ability to deliver products to our customers in a timely manner, the Company's geographic concentration of certain U.S. distribution facilities, which increases our exposure to significant shipping disruptions and added shipping and storage costs, difficulties encountered during the transition to the Company's new distribution facility could interrupt the Company's logistical systems and cause shipping disruptions, the Company's projections of product demand, sales, net income and earnings per share are highly subjective and our future net sales revenue, net income and earnings per share could vary in a material amount from such projections, expectations regarding acquisitions and the integration of acquired businesses, the Company's relationship with key customers and licensors, the costs of complying with the business demands and requirements of large sophisticated customers, the Company's dependence on foreign sources of supply and foreign manufacturing, the impact of changing costs of raw materials and energy on cost of goods sold and certain operating expenses, circumstances that may contribute to future impairment of goodwill, intangible or other long lived assets, the risks associated with the use of trademarks licensed from and to third parties, our dependence on the strength of retail economies and vulnerabilities to an economic downturn, the Company's ability to develop and introduce innovative new products to meet changing consumer preferences, litigation brought by any party in any court in Bermuda, the United States or any country in which the Company operates, regulatory and legislative actions in the countries in which the Company operates, disruptions in U.S., European and other international credit markets, exchange rate risks, trade barriers, exchange controls, expropriations, and other risks associated with foreign operations, the Company's debt leverage and the constraints it may impose, the costs, complexity and challenges of upgrading and managing our global information systems, the risks associated with information security breaches, the risks associated with tax audits and related disputes with taxing authorities, potential changes in laws, including tax laws, and the Company's ability to continue to avoid classification as a controlled foreign corporation.

Contacts:

ICR, Inc. Allison Malkin /Anne Rakunas (203) 682-8200 / (310) 954-1113	Sard Verbinnen & Co David Reno/Emily Deissler (212) 687-8080

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  Exhibit (a)(5)(B)
HELEN OF TROY ANNOUNCES COMMENCEMENT OF TENDER OFFER TO REPURCHASE UP TO $300 MILLION OF ITS COMMON SHARES
FORWARD LOOKING STATEMENTS